UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42710

SOL Strategies Inc.
(Translation of registrant's name into English)

217 Queen Street West, Suite 401
Toronto, Ontario M5V 0R2, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Amended and Restated Interim Unaudited Condensed Financial Statements for the three and nine months ended June 30, 2025 and 2024
99.2	Amended and Restated Management's Discussion and Analysis for the three and nine months ended June 30, 2025
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate – CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

SOL Strategies Inc.

By:	/s/ Michael Hubbard
Name:	Michael Hubbard
Title:	Chief Executive Officer

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